MAIL STOP 0511

January 24, 2005


Mr. Michael J. Evangelista
President
XSInventory
2950 E. Flamingo Rd., Suite E-6D
Las Vegas, NV  89121


      Re:	XSInventory
		Registration Statement on Form SB-2
		File No. 333-118632
		Amendment filed on December 17, 2004


Dear Mr. Evangelista:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Table of Contents

1. Please revise your table of contents. The page numbers listed do not correspond with either the EDGAR version of your registration statement or the courtesy copies you provided.

Summary, page 1

2. Following your sentence that ends with "we have generated minimal revenues," please revise to state that you have achieved losses since inception and that your auditors have raised substantial doubt about your ability to continue as a going concern.

3. It appears to us that the earnings per share for the nine months ended September 30, 2004 should be revised from $ (.01) to $ (.02) consistent with your financial statements. Please revise or advise.

Risk Factors, page 3

4. We note in risk factor 10 your statement that your "auditor`s report reflects the fact that without realization of additional capital, it would be unlikely for [you] to continue as a going concern." The last paragraph of the auditor`s report on page F-1 does not indicate your need for additional capital as the reason for their substantial doubt about your ability to continue as a going concern. Please revise or advise. Also, the last paragraph of the auditor`s report cites to note 2, however, it appears that your need for additional capital is addressed in note 4 to the financial statements.

Use Of Proceeds, page 9

5. We note that next to "Legal" under "Less: Offering Expenses" is a
"1" to denote the corresponding footnote. That appears incorrect. Additionally, in footnote 2, you state counsel will receive $2,000 out of the minimum proceeds, but if you manage to raise the maximum or "any portion thereof," you will pay an additional amount up to $10,000 on a pro rated basis. Please clarify if the "additional amount" includes the $2,000 due if the minimum is raised. Also, we note that at the "middle amount" you intend to pay counsel $2,000 even though it is greater than the minimum amount and could be considered "any portion thereof." Please clarify at what amount you begin expending additional legal fees above the $2,000 allocated for this offering.

6. We refer to footnote 1. Please explain what the additional amounts above $25,200 will be allocated towards.

7. Please revise footnote 2 to explain the need for the legal fees that would range from $0 to $17,500.

8. It appears to us that the cash available should be updated to $ 390 consistent with your recent balance sheet as of September 30, 2004 and your discussions need to be revised accordingly.

9. If true, please revise to clarify that you will not expend any funds on the office lease, office equipment, telephone, and office supplies/postage unless the maximum about of shares are sold.

Dilution, page 11

10. It appears that your disclosures of tangible book value before and after offering, and related disclosures are based on your financial statements for the six months ended June 30, 2004. It appears to us such computations and related dilution disclosures need to be updated using the recent financial statements for the nine months ended September 30, 2004 included in your filing. Please revise as appropriate and provide consistent disclosures in risk factor # 7.

11. Please expand your discussions relating to net tangible book value after the offering and related dilution disclosures under the scenario if 50% of the shares are sold.

Plan Of Distribution, page 12

12. We note that the segregated account will be controlled by a Series 63 licensed agent. Please revise to define what type of agent that is and how this arrangement provides an assurance that funds will be returned to investors if the minimum amount of shares are not sold.

13. We reissue comment 31. We note that Debra Amigone is the individual holding the Series 63 licensed, which entitles her to solicit orders in the state of Nevada. Please revise to clarify if
Ms. Amigone will only offer securities in Nevada.

Description of Business, page 19

14. We note that you "recently commenced operations." Please disclose the date your operations were commenced. Additionally, we note that your auditor`s report states that you have "not commenced planned principal operations." Please revise to discuss your planned principal operations.

15. We reissue comment 43. We note your mention of the known liquidators of products from which you purchase your inventory.
If
applicable, please revise to discuss if any of these liquidators are a major source of supplies. Discuss any risk that may materialize if any liquidator were to terminate their selling arrangements with you.

16. Please revise to explain how you make these purchases from the liquidators. For instance, discuss any agreements you have to purchase their products. If you simply walk in the store and purchase their products off the rack, please state so. If any of your relationships with the liquidators are evidenced by a document, please file as an exhibit.

17. We note that currently you are selling "women`s designer clothing and accessories." If practicable, please provide more detail.
Discuss the brand names of the clothing and accessories.

18. We note that you may sell products that are "appropriate" for your company in the future. Please define what is appropriate.

19. Please explain how your endeavors discussed under the subheading
Marketing Strategy help promote name recognition and credibility.

20. On page 22, we note your statement that "many online sellers of merchandise ship their products within approximately 30 days, as opposed to our three days." Please revise to provide the source for that statement.

21. Please elaborate on the "customer response program" mentioned in the last sentence on page 22.

22. We reissue comment 46. We note your mention of trademarks, trade secrets and customer lists that are critical to your success. If any such intellectual property exist, please describe their material aspects as required by Item 101(b)(7) of Regulation S-B.

Management Discussion and Analysis, page 25

23. Please be aware that in the EDGAR version of your amendment, the figure representing the cost of goods sold for three months ended
September 30, 2004 is omitted.  Please revise.

24. We note that excluding the $8,000 audit fee incurred in 2004, their was in increase of $2,807 in administrative expenses when comparing the nine months ended September 30, 2003 versus the same nine month period in 2004. Please revise to explain this increase in light of the fact that the amount of sales you made substantially decreased during those same periods.

25. Your figures representing Net Loss for the nine months ended
September 30, 2003 and 2004 appear incorrect.  Please revise.

Liquidity and Capital Resources, page 28

26. We note that you have inventory valued at $4,144. Please revise to explain why you have ceased selling products through your eBay seller identification.

27. Please revise to include a discussion of your cash requirements for the next twelve months considering the offering expenses payable and your current liquidity position, and your specific viable plans to meet your cash requirements for the next twelve months to enhance the reader`s understanding. Refer to Item 303(a) of Regulation S-B and FRR 501.03.a

28. We reissue comment 62. Please discuss your cash requirements for the next 12 months and how you plan on satisfying those requirements.
We note that you "anticipate obtaining additional financing to fund operations through common stock offerings." Please explain if this includes the current offering or if you intend on engaging in additional offerings subsequent to the transaction being registered.

Factors That May Affect the Company`s Future Operating Results,
page
29

29. We note your statement that to achieve profitable operations you may "with others" establish methods to acquire and resell products.
If you intend on participating in any joint ventures, acquisitions or mergers, please revise to clarify.

Description of Property, page 30

30. We note that your inventory is kept at your executive offices except when it is in "transit for photographing and mailing." In this business section, please explain your arrangements to have your products photographed for placement on eBay.

Financial Statements

Note 1-Inventory, page F-6

31. Refer to prior comment # 70. Please revise to include your explanation of "excess inventory" included in your response in the notes to the financial statements.

Interim financial statements- statements of operations page F-12

32. Delete the interim statements of operations for the three months ended September 30, 2004 and 2003. Registration statements require interim financial statements for the year to date periods only, in this case, the nine months ended September 30, 2004 and 2003.


Part II

Exhibits

33. We reissue comments 65 and 66 regarding your legality opinion. In particular, please revise your legality opinion to indicate that opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada constitution and all reported judicial decisions interpreting those laws.

34. We note that the Company is not a reporting Company and is not subject to the reporting requirements of Exchange Act. The staff is concerned about the reference to a Form 10-Q filing for the interim period ended June 30, 2004 in the consent. Please revise or advise.






Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 942-1941. Questions on other disclosure issues may be directed to the Examiner, Duc Dang at (202) 824-5508.

      Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	David Stoecklein
	Fax: (619) 595-4883